PW*

11019195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Gateway Center 3 -14th Floor
(No. and Street)

Newark (City) New Jersey (State) 07102-4077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade (973) 367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave, 30th floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Investment Management Services LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael McQuade
Signature

Chief Financial Officer and Comptroller
Title

Anita L. Ahrens
Notary Public

ANITA L. AHRENS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/18/2012

Sworn to and subscribed before me this 14 day of March 2011

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (d) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2010

SEC ID No. 8-36540

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Member of
Prudential Investment Management Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

March 14, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2010

(dollars in thousands)

Assets		
Cash and cash equivalents	$	40,870
Cash segregated under federal regulations		10,009
Distribution fees, service fees and commissions receivable		16,504
Management and administrative fees receivable		31,555
Receivable from broker-dealers and clearing organizations		13,774
Receivable from customers		33
Prepaid expenses and other assets		2,320
Total assets	$	115,065
Liabilities and Member's Equity		
Liabilities		
Payable to broker-dealers and clearing organizations	$	39,992
Accounts payable, accrued expenses and other liabilities		11,604
Payable to customers		175
Income taxes payable to parent		4,902
Deferred income taxes		8,184
Total liabilities		64,857
Commitments and contingent liabilities (Note 6)		
Member's Equity		
Contributed capital		40,796
Undistributed earnings		9,412
Total member's equity		50,208
Total liabilities and member's equity	$	115,065

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is also engaged in limited retail selling activities through the offering of various investment products sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment products offered to customers include, but are not limited to stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer transactions, except for mutual fund transactions in the Smart Solution IRA product, the Company introduces these trades to National Financial Services LLC, who clears them on a fully disclosed basis.

The Company is the distributor of the domestic Prudential Investments family of mutual fund shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans ("DC Plans"). The Company continues to clear all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to its DC Plans business.

On July 1, 2003, Prudential combined its retail securities brokerage and clearing operations with those of Wachovia Corporation ("Wachovia") and formed Wachovia Securities Financial Holding, LCC ("Wachovia Securities"), a joint venture headquartered in St. Louis, Missouri. On December 31, 2008 Wachovia merged with and into Wells Fargo & Company ("Wells Fargo"), which succeeded to Wachovia's rights and obligations under the joint venture arrangements.

On December 31, 2009, Prudential completed the sale of its joint venture interest in Wachovia Securities to Wells Fargo.

The joint venture conducted its operations through First Clearing LLC ("First Clearing") an affiliate of Wachovia Securities. The Company continues to provide execution, clearance, and other services to First Clearing broker-dealer for Wachovia Securities, with respect to their mutual fund wrap account products and programs.

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. The accompanying financial statements may not be indicative of the financial condition or the results of operations if the Company had been operated as an unaffiliated entity.

(dollars in thousands)

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The company defines cash and cash equivalents as cash on hand, amounts due from banks and from money market mutual funds. Cash and cash equivalents of $ 40,870 includes $38,142 which represents 7,253 shares of Prudential sponsored money market mutual funds for which the Company is the exclusive distributor and 30,889 shares of money market mutual funds. The remaining $2,728 represents amounts on deposit in corporate accounts at commercial banks. Cash of $10,009 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC. Money market mutual fund investments are stated at cost, which approximates fair value.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010, consist of the following:

	Receivable	Payable
Broker-dealers and clearing organizations	$ 13,774	$ 186
Management and administrative fees	-	29,743
Service fees	-	10,063
	$ 13,774	$ 39,992

4. Related Party Transactions

The Company is the clearing broker for the Prudential retirement plan platform DC Plans' mutual fund trades.

In 2010, the Company had the following balance sheet related party transactions:

Statement of Financial Condition	Receivable	Payable
Distribution fees, service fees and commissions	$ 93	$ -
Broker-dealers and clearing organizations	-	6,700
Accounts payable, accrued expenses and other liabilities	-	3,128
	$ 93	$ 9,828

All services received from and provided to related parties are subject to written agreements.

(dollars in thousands)

5. Subordinated Borrowings and Line of Credit

The Company has a revolving subordinated loan agreement with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $60,000. This agreement expires in 2014. Borrowings under this agreement are subordinated to the claims of general creditors and have been approved by FINRA for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. The Company has an additional $190,000 line of credit with PFC that is not subordinated. During the year ended December 31, 2010, the Company facilitated two borrowings from PFC. As of December 31, 2010, there were no loans outstanding.

6. Commitments and Contingent Liabilities

In January 2011, a former employee notified the Company that such former employee is asserting wrongful termination, and is seeking damages, and alleging the Company violated certain federal securities laws and FINRA rules as a result of its role in the offering or placement of certain medium term notes issued by Prudential Financial Inc. in 2007, including in responding to his concerns and in terminating his employment in 2010. Management of the Company, after consultation with legal counsel, based on the investigation to date, believes the ultimate resolution of this matter should not have any material adverse effect on the Company's statement of financial condition.

The Company is also subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's statement of financial condition.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company believes the risk of loss, if any, is remote.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $13,171, which was $12,921 in excess of its required net capital.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2010 the Company computed the reserve requirement for customers and was required to segregate $3,792 in the special reserve bank account for the exclusive benefit of

(dollars in thousands)

customers. At December 31, 2010 the amount held on deposit in the special reserve bank account was $10,009.

8. Income Taxes

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member ultimate owner, Prudential. It is included in the consolidated federal income tax return and certain consolidated and combined state income tax returns of Prudential.

The Company has deferred tax liabilities of $8,184 related to distributor commissions and allowance for bad debt at December 31, 2010.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. At December 31, 2010, the Company has not recorded any deferred tax asset and thus no valuation allowance is established.

On January 1, 2007, the Company adopted the revised authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2010.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with respect to its examination of the consolidated Federal income tax returns for tax years 2002-2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the Service for additional review and Prudential responded to the Service's request for additional information. The Service proposed an adjustment which was submitted to the Joint Committee in October 2008; The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the Service. Accordingly, the final report was processed and a refund was received in February 2009. These activities had no impact on the Company's results.

In January 2007, the Service began an examination of the consolidated U.S. Federal income tax years 2004 through 2006. For the consolidated U.S. Federal income tax years 2007 through 2010, the Company participated in the IRS's Compliance Assurance Program (the "CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation that this new program will shorten the time period between Prudential's filing of its Federal income tax return and the IRS's completion of its examination of the return.

PHI, the Company's direct parent, was converted to a branch of Prudential in 2006. PHI and Prudential are under examination in New Jersey for tax years 2004 through 2006 and 2003 through 2006, respectively. No material changes on the Company's results are expected as a result of either examination.

(dollars in thousands)

9. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in these financial statements through the issuance date of these financial statements.